Filed Pursuant to Rule 433

Registration No. 333-152543

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes, Series A (Senior)

$500,000,000

3.95% Senior Notes due 2016

Issuer	BB&T Corporation

Security	3.95% Senior Notes due April 29, 2016

Ratings	A1 (Moody’s)/A (S&P)/A+ (Fitch)/AA (low) (DBRS)

Currency	USD

Size	$500,000,000

Security Type	SEC Registered Medium-Term Notes, Series A (Senior).

Maturity	April 29, 2016

Coupon	3.95%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Benchmark Treasury	2.500% US Treasury due 2015

Spread to Benchmark Treasury	+140 bps

Benchmark Treasury Spot and Yield	99-21 1/4; 2.573%

Price to Public	99.878% of face amount

Yield to Maturity	3.973%

Proceeds (Before Expenses) to Issuer	$498,390,000 (99.678%)

Interest Payment Dates	April 29th and October 29th of each year, commencing October 29, 2010

Trade Date	April 26, 2010

Settlement Date	April 29, 2010

Denominations	$1,000 x $1,000

CUSIP	05531FAF0

Joint Bookrunners	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Deutsche Bank Securities Inc. UBS Securities LLC

Co-Managers	Blaylock Robert Van, LLC Lebenthal & Co., LLC Muriel Siebert and Co., Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BB&T Capital Markets, a division of Scott & Stringfellow, LLC at 804-787-8221; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; or UBS Securities LLC toll-free at 1-877-827-6444 ext. 561 3884.